1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC March 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — April 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for March 2007: on an unconsolidated basis, sales were NT$21,918 million, an increase of 6.5 percent over February 2007 and a decrease of 19.1 percent from March 2006. Revenues for January through March 2007 totaled NT$63,347 million, a decrease of 18.0 percent compared to the same period in 2006.
On a consolidated basis, net sales for March 2007 were NT$22,560 million, an increase of 7.7 percent from February 2007; revenues for January through March 2007 totaled NT$64,897 million.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
March	21,918	27,107	(19.1)
January through March	63,347	77,293	(18.0)
* Year 2007 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
April 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2007.
1) Sales volume (in NT$ thousand)

Period	Items	2007	2006
Mar	Net sales	21,917,909	27,106,885
Jan — Mar	Net sales	63,346,589	77,293,344
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Mar	Bal. as of period end
TSMC	101,596,257	—	—
TSMC’s subsidiaries	32,690,873	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Mar	Bal. as of period end
TSMC	126,995,321	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4) Financial derivative transactions (in NT$ thousand)
     TSMC
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	989,690	27,525,980	—	—
	Mark to Market Profit/Loss	(18,717)	(114,925)	—	—
Expired Contracts	Notional Amount	3,929,489	52,289,605	1,310,840	1,310,840
	Realized Profit/Loss	(25,187)	(485,249)	—	—
     TSMC’s subsidiaries
     Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	3,101	—	—	—
	Mark to Market Profit/Loss	(5)	—	—	—
Expired Contracts	Notional Amount	43,986	—	—	—
	Realized Profit/Loss	(198)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 10, 2007	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer